November 8, 2006


US Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn: Joanne Bennett

Re: Odyssey Oil and Gas, Inc, F/K/A Advanced Sports Technologies Inc. Form 10-KSB for the fiscal year ended December 31, 2005
      Forms 10-QSB for March 31 and June 30, 2006
      File No.: 333-106299

We are responding to your comment letter of September 11, 2006. In Connection therewith please find the following:

Amendment #2 to Form 10-KSB for 12/31/05

Financial Statements
Statements of Operating, page 3

1. We note your response to our prior comment 2. Please revise your statements of operations to present stock issued for services within the category of each type or function of operating expenses, rather than as a separate line. Present stock issued for professional services within the Professional Fees lines item; stock issued for G&A activities within the G&A line item; and stock issued for R&D within the R&D lien item. For guidance please see SAB Topic 14.F.

Response: "Stock issued for services," reflected on the statement of operations has been reclassified to the appropriate categories under operating expenses.

Note 2. Restatement, page 11

2. Please revise to discuss the nature of the restatements and clearly label the financial statement restated. [Have they been Amended to discuss the nature of the restatement?]

Response: The 2005 columns on the statement of operations have been marked "Restated."

3. Please revise to disclose how your determined each of the components of the $1,065,729 loss on termination of license recorded in fiscal 2005.

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Note 4 License Agreement, page 12

Response: Note 4 has been modified to disclose the components of the loss on termination of the license of $1,065,729.

Note 8 Related Party Transactions, page 14

4. We note in your response to our prior comment 8 that you revised Item 2. However, we see that Item 2 continues to make the same disclosures. Please revise Item 2 to present the disclosures discussed in your response. In addition, similar revised disclosures should be included in Note 8.

Response: Item 2, Description of Property, and Note 8 to the financial statements have been changed to include the appropriate disclosures.

Forms 10-QSB for 3/31/06 and 10-QSB for 6/30/06

Note 6 Discontinued Operations, page 10

5. Please revise to disclose how you have accounted for property and equipment which you is no longer in the balance sheet at 12/31/05. Also, please clarify how you computed the gain and disposal of discontinued operations.

Response: Please note that the amount for Property and Equipment reflected on the balance sheet as of December 31, 2005 was $1,723. As of March 31, 2006, this amount was expensed as an impairment and included in discontinued operations. No disclosure was considered necessary as the amount was not material. Note 6 to the financial statements as of June 30, 2006 has been revised to clarify how the gain on disposal on discontinued operations of $3,749,452 was computed.

Note 3 Loans Payable - Related Party, page 8
Note 8 Subsequent Event, page 11

6. We reference the discussion of the advances from your affiliates which are non-interest bearing. Please revise to accrue interest as required by SAB Topic 1.B.1, if material.

Response: As of March 31, 2006 and June 30, 2006, accrued interest on the advances was not material based upon the Company's incremental borrowing rate of approximately 10%.

Note 2 Investment in Oil and Gas Leases, page 8

7. Please tell us how you determined that it was not necessary to provide financial statements for the acquisitions of the working interest. Please see item 310(c) of Regulation S-B.

Response: We reviewed the requirements of Item 310(c) of Regulation S-B and based on the following, determined that the financial statements of the working interest were not required. We did not acquire a business but a 10% working interest only (no equity ownership). As such, we do not have any rights to any assets and are not required to pay any liabilities beyond those relating to the operations of the oil wells. We will account for the working interest using the cost method of accounting. As the oil well was in the process of being drilled, the well has not produced any revenue from inception.


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8.    Please tell us how you valued your investment in the working interest in oil and gas properties and how you determined that this investment was not impaired. In addition, it appears that this interest was acquired from an affiliate or related party. Please tell us the accounting for this interest and whether it was recorded at Centurion's cost. Refer to SAB Topic 5.G.

Response: The investment in oil and gas leases was recorded equal to the historical cost of Centurion Gold Holdings, Inc. Management believed that the investment was not impaired as there was no change in circumstances since it was acquired by Centurion Gold Holdings, Inc. In addition, the oil and gas wells have recently been connected to pipelines and are expected to generate revenue for the Company starting in the quarter ended December 31, 2006. Revenue generated is expected to exceed the cost of the investment.

Note 4(D), page 10

9. Please tell us how you accounted for the transactions discussed in Note 4(D) that resulted in Centurion Gold Holdings obtaining 64% of your stock. The accounting for the acquisition of the gas and oil leases should also be clearly disclosed.

Response: Note 4(D) has been revised to more clearly describe the accounting for the transactions.

      We believe that we have responded to all of your comments and if you have any further questions please contact the undersigned. Thank you your cooperation is greatly appreciated.

                                                         Sincerely,


                                                         Arthur S. Marcus, Esq.